Mail Stop 0511

                                                          April
19,
2005


Cameron Fink, Chief Executive Officer
Gondwana Energy Ltd.
Suite 400-534  17th Avenue S W
Calgary Alberta,  T2S 0B1  Canada


RE:  Gondwana Energy Ltd. ("the company")
        File No.  0-51203
        Registration Statement on Form 10-SB
        Filed March 14, 2005


Dear Mr. Fink:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Inasmuch as the company is in the development stage with no revenues, no customers, no contracts, no funds, one employee, it could be considered a "blank check" company as defined by Rule 419 of
Regulation C.  Please advise or revise as appropriate.
2. Please consider the circumstances under which the company`s securities may be issued to management, promoters or their affiliates or associates, and amend or advise accordingly. We note the large amount of authorized but unissued common stock, which may be issued without further shareholder approval or notice.

3. The current intent of promoters, management and principal shareholders with respect to promoting other blank check or shell entities should be disclosed with as much detail as possible.

4. A new section should be added describing any previous blank check offerings in which the company`s promoters and management (or persons engaged in management type activities) may have been involved. The discussion should include for each blank check offering, the date of the initial public offering, the file number, offering price, aggregated dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received, and management`s subsequent involvement in each company.

5. State whether this is a voluntary filing and disclose whether the company will voluntarily file periodic reports in the event its obligation to file such reports is suspended under the Exchange
Act.

6. Include the Commission file number on the front cover of all future amendments to this registration statement and on subsequent Exchange Act periodic reports.


Item 1.  Description of Business

7. Reference is made to Note 1 to the financial statements. It would appear that the information in the second paragraph should be included up front in the description of business of the company. Furthermore, please discuss the company`s "investment criteria".


8. Please explain "[W]e are a New Zealand focused exploration stage company..."

9. Since the company is not currently subject to reporting obligations under the 1934 Act, it is not entitled to rely upon the
"safe harbor" for forward looking statements provided under Section
21E of the 1934 Act.  Please revise the disclosure appropriately.
10. We note you propose to raise additional financing through the sale of equity securities "during the fiscal year". Please expand the discussion here or in the Management`s Discussion and Analysis to fully discuss the company`s financing plans, including approximately how much cash will need to be raised, the time frame contemplated, and the offering proposed to the extent known at this time.

11. The statement "[W]e do not currently employ our sole officer and he devotes approximately 40% of his time to our business" is noted.
Please expand to discuss the arrangement between Mr. Fink and the company. If an employment agreement is entered into, this should be filed as an exhibit to the registration statement. See Item 601(b)
of Regulation S-B.

12. We further note "[O]ur officer and director devotes a significant amount of his time to other interests or competing businesses, which may conflict with our operations and business." Please discuss the nature of the other interests or businesses, and identify such companies. Also, state Mr. Fink`s position or responsibility in each organization.

13. In the penultimate paragraph, you disclose that the company`s activities have been limited to raising funds, conducting preliminary investigations into joint venture agreements, and reviewing governmental gazettals. Please expand this discussion to provide specificity regarding each activity. We may have further comment upon the receipt of this information.

14. Further in that same paragraph, you state "[W]e intend to derive all of our revenue from a discovery of commercial quantities of hydrocarbons." Please fully explain your plans in this regard.
We
may have further comment.

WE MAY BE UNABLE TO CONTINUE AS A GOING CONCERN

15. This section appears to be a risk factor and should be relocated to the Risk Factor section. Also, please update the working capital balance as of a more recent date.




NEW ZEALAND PETROLEUM EXPLORATION PERMITS
16. Explain how these requirements will directly affect the company.
17. In the penultimate paragraph, please explain "[T]he Ministry of
Economic Development also has the jurisdiction to unitize producing permits."

ENVIRONMENTAL REGULATION IN NEW ZEALAND
18. Briefly discuss how these requirements will specifically affect the company.

Risk Factors

We have a limited history of operations and our sole officer and director spends only a portion of his time...

19. It appears that you have combined two risk factors. Please discuss the risk associated with the company`s limited history of operations and separately discuss the potential risk associated with your officer`s spending only a portion of his time on this business.

We have incurred net losses since inception...
20. Please update the accumulated deficit as of a more recent date.

Item 2.   Plan of Operation

21. Please expand the initial paragraph to discuss in detail with respect to joint venture agreements with existing permit holders as mentioned here. The status of any discussions, agreements or understandings should be addressed in adequate detail.
22. Update the discussion in the second paragraph to state the company`s working capital balances of cash and debt as of a more recent date.

23. Reference is made to the third paragraph. Inasmuch as Mr. Fink is the sole employee, director and officer of the company at the present time, the reference to "[W]e have agreed to pay him a consulting fee of two thousand dollars a month starting April 1st. 2005..." is confusing. Please revise. If Mr. Fink has signed a consulting agreement, this should be made clear, the agreement filed as an exhibit to the registration statement, and the material terms of such agreement outlined here.

24. Also, please make clear the source of funds for the $2,000 per month considering the fact that the company has no funds coming in now.

Item 3.  Description of Property

25. Please disclose the lease terms agreed upon for the use of the executive corporate office.

Item 5.  Directors, Executive Officers, Promoters...

26. Please indicate whether any of the named companies are SEC reporting companies.

Item 6.  Executive Compensation

27. The disclosure in Note 4 to the financial statements is noted with regard to the company`s president receiving $50,000 for "future services consideration" on April 2, 2004. Please clarify the nature of the services covered by this amount and the time period involved.
We also note that "...shares were issued at an amount agreed upon by the Company and its President."

28. We note disclosure in the financial statements reflecting that the company paid certain "deferred stock-based compensation" in 2003 and 2004 that is not reflected in the executive compensation table.
We also note potentially conflicting disclosure in footnote 2(g) to the company`s financial statements. Please revise as appropriate.


Item 7.  Certain Relationships and Related Transactions

29. Please discuss the material terms of the agreement with International Resource Management Corp., disclose the business reasons for entering into the agreement, and file such agreement as an exhibit to the registration statement.

30. Reference is made to Note 3 to the financial statements, part
b)
thereof. It would appear that this information should be included in the Related Transactions section, and the herein-referenced
"common
Director" be identified.



Transactions with Promoter

31. Confirm that Mr. Fink is the company`s only promoter.

Part II.

Item 1.  Market Price of and Dividends...
Shareholder Matters

32. Please update the high and low bid information to include the first quarter of 2005.

Item 3.  Changes in and Disagreements with Accountants

33. It should be made clear if true that "our board of directors" is made up solely of one person, Mr. Fink.

Financial Statements

34. We note your disclosure on page 4 which states that your officer devotes approximately 40% of his time to your business, and is not currently employed by you. Please tell us supplementally whether any amounts have been recorded in the financial statements relating to the services provided by your officer(s), and approximately how much time has been incurred by such officer(s) on Company business. Note that all costs of doing business should be included in the registrant`s financial statements, including expenses incurred on its behalf by its major shareholders. Where services are performed for the Company by its major shareholders at no charge, we believe that the substance of such transactions is the payment of the Company`s expenses through a capital contribution by the shareholder. See Staff Accounting Bulletin Topics 1.B.1 and 5.T. Please revise the financial statements to include such costs, or explain supplementally why you believe that no revisions are required.

35. Revise the statement of operations to reclassify interest income as other income instead of as revenue.

36. We note that you disclose other annual compensation of $50,000 in
2004 for Mr. O`Bryne, your former CEO. It does not appear that such compensation was recorded in the financial statements. Please revise the financial statements as appropriate to reflect this compensation, or tell us why you believe that no revisions are required. Please also revise the presentation of the summary compensation table to clearly describe what this compensation relates to.

Commitments and Contingencies Footnote

37. We note your disclosure regarding properties on Page 12.
Please
disclose any lease commitments relating to such properties in the footnotes to the financial statements, or tell us why you believe that no disclosure is required.

38. If it is at least reasonably possible that a loss contingency (on an individual basis or in aggregate) would have a material adverse effect upon the financial statements taken as a whole, please disclose the nature of the contingency (ies), management`s assessment of the effect upon the financial statements and an estimate of the amount of loss in a note to the financial statements. If it is probable that a material loss would be incurred, the loss should be accrued. Refer to SFAS 5 and revise as necessary.

Note 4 - Common Stock

39. We note your disclosure regarding the transaction in which 2,116,667 shares of common stock were issued to your President in exchange for $12,700 in cash and future services valued at $50,000.
In your disclosure, you state that deferred compensation relating to the future services is being charged to operations over the estimated restricted period of the shares. It appears that the transaction was valued based on the estimated fair value of the Company`s common stock of $.03 per share. If this is the case, please revise your disclosure to specifically state this. Otherwise, please revise the financial statements to reflect the fair value of the issued shares.
Also, please tell us supplementally whether the shares are actually restricted in nature (as to the ownership rights themselves, not as to any resale restrictions). If there are such vesting restrictions, please revise the disclosure to state the vesting period. If the shares are not subject to vesting provisions, we believe that it would not be appropriate to record deferred compensation. Instead, the full amount of the calculated compensation expense would be recognized in the statement of operations on the date of issuance, as the sale of the stock below fair value would represent an award for past services, as described in paragraph 30 of FAS 123. Please revise your financial statements and related disclosures accordingly.
Lastly, please revise your disclosure under Item 6 - Summary Compensation Table to reflect the compensation attributable to this transaction.





Note 6 - Subsequent Event

40. It is unclear from your disclosure whether this transaction was made with a related party. We note that the same transaction is discussed on Page 15 under a related party caption. Please revise your disclosure to clarify the nature of the related party relationship, if any, with the entity from which the shares were repurchased.

Signatures

41. The individual operating in the capacity of principal financial officer and principal accounting officer or controller should be so designated in accordance with the Form requirements. Please note in the amendment to be filed.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.





 As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Carlton Tartar at (202) 942-2847 if you have any questions regarding the financial statements and related matters.
Please contact Janice McGuirk at (202) 942-1787 with any other questions.




Sincerely,



                                                             John
Reynolds, Assistant Director

Office
of Emerging Growth Companies






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